EXHIBIT 12

James River Coal Company

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$11,487	$(41,372)	$(138,487)	$(24,138)	$54,599	$52,513	$(96,266)
Fixed Charges	26,174	28,404	55,597	52,892	34,440	21,373	22,034
Total Earnings	37,661	(12,968)	(82,890)	28,754	89,039	73,886	(74,232)
Fixed Charges:
Interest expense, including amortization of debt issue costs	24,882	26,912	52,666	50,096	29,943	17,057	17,746
Estimated interest factor of rental expense	1,292	1,492	2,931	4,828	4,497	4,316	4,288
Total fixed charges	26,174	28,404	55,597	54,294	34,440	21,373	22,034
Ratio of earnings to fixed charges	1.4	–	–	–	2.6	3.5	–
Deficiency of earnings to fixed charges	$–	$41,372	$138,487	$24,138	$–	$–	$96,266